Exhibit 99.1

June 12, 2006

Mr. Jordan Siegel

3900 Galt Ocean Drive, #2117

Ft. Lauderdale, FL 33308

Re:	Letter Agreement for Inducement Stock Option Grant and Acceptance Between Nabi Biopharmaceuticals and Jordan Siegel

Dear Mr. Siegel:

I am pleased to report that for good and valuable consideration, receipt of which is hereby acknowledged, Nabi Biopharmaceuticals, a Delaware corporation (the “Company”), does hereby grant to you (the “Optionee”) an option to purchase Forty Thousand (40,000) shares of Common Stock of the Company (the “Option”) pursuant to the terms and conditions set forth below.

The Option is granted outside of the Company’s equity incentive plans as an “employment inducement grant” under Nasdaq Marketplace Rule 4350(i)(1)(A)(iv). The Option shall nevertheless be subject to the terms of the Company’s 2000 Equity Incentive Plan (the “Plan”), as amended from time to time, as if it had been granted thereunder. A copy of the Plan is attached hereto and is incorporated herein in its entirety by reference.

The Optionee hereby accepts the Option subject to all of the provisions of the Plan, and upon the following additional terms and conditions:

1. The price at which the shares of Common Stock may be purchased pursuant to the Option is $ per share, subject to adjustment as provided in the Plan.

2. (a) The Option shall expire at the close of business on the seventh anniversary of the date hereof (the “Expiration Date”). Subject to the following provisions of this Section 2 and to the provisions of the Plan, the Option shall be exercisable before said Expiration Date as follows: (i) if the Optionee is employed by the Company on the first anniversary of the date hereof, to the extent of 25% of the number of shares covered hereby; (ii) if the Optionee is employed by the Company on the second anniversary of the date hereof, to the extent of 50% of the number of shares covered hereby, less the number of shares as to which the Option has been exercised previously; (iii) if the Optionee is employed by the Company on the third anniversary of the date hereof, to the extent of 75% of the number of shares covered hereby, less the number of shares as to which the Option has been exercised previously; and (iv) if the Optionee is employed by the Company on the fourth anniversary of the date hereof, to the extent of the full number of shares covered hereby, less the number of shares as to which the Option has been exercised previously. The Option may not be exercised at all during the first year after the date hereof (except to the extent provided in the Plan) or after the Expiration Date.

(b) If the Optionee’s employment is terminated by the Company for “cause”, the Option shall terminate automatically and without notice to the Optionee on the date the Optionee’s employment is terminated. For purposes hereof, “cause” shall mean (i) illegal or disreputable conduct which impairs the reputation, good will or business of the Company or involves the misappropriation of funds or other property of the Company, (ii) willful misconduct by the Optionee or willful failure to perform his or her responsibilities in the best interests of the Company (including, without limitation, breach by the Optionee of any provision of any employment, advisory, consulting, nondisclosure, non-competition or other agreement between the Optionee and the Company or any subsidiary of the Company, (iii) refusal or failure to carry out any employment duties reasonably assigned to the Optionee other than by reason of death or employment duties for the Company, or (iv) demonstrated negligence or gross inefficiency in the execution of the Optionee’s employment duties for the Company. Any resignation in anticipation of discharge for cause that is accepted by the Company in lieu of a formal discharge for cause shall be deemed a termination of employment for cause for purposes hereof.

(c) If the Optionee dies while employed by the Company or within ninety (90) days after the Optionee ceases active employment due to disability, the Option may be exercised, to the extent it was exercisable immediately prior to death, by the Optionee’s executor or administrator or by the person or persons to whom the Option is transferred by will or the applicable laws of descent and distribution, at any time during the one-year period beginning with the date of the Optionee’s death, but in no event beyond the Expiration Date.

(d) If the Optionee’s employment with the Company terminates for any reason other then cause or death, any portion of the Option that is not then exercisable shall terminate. Any portion of the Option that is exercisable as of the date employment terminates shall be exercisable by the Optionee during the ninety (90) days following such termination, but only as to the number of shares, if any, as to which the Option was exercisable immediately prior to such termination and in no event after the Expiration Date.

(e) In the event exercise of the Option shall require the Company to issue a fractional share of Common Stock of the Company, such fraction shall be disregarded and the purchase price payable in connection with such exercise shall be appropriately reduced. Any such fractional share shall be carried forward and added to any shares covered by future exercise(s) of the Option.

3. The Option shall not be transferable other than by will or by the laws of descent and distribution and shall be exercisable during the Optionee’s lifetime only by the Optionee.

4. This Option shall not be treated as an incentive stock option.

5. Any brokerage fees or commissions, and all taxes are the responsibility of the Optionee.

WITNESS the execution hereof as of the 12th day of June, 2006.

Nabi Biopharmaceuticals

By
Thomas H. McLain, Chairman
Chief Executive Officer & President

By signing this Letter Agreement below, the Optionee hereby acknowledges and agrees that he/she has read, understands and accepts all of the terms and conditions set forth herein and set forth in the Nabi 2000 Equity Incentive Plan.

Jordan Siegel

Inducement Stock Option Grant